September 4, 2025

Wei Xiao
Chief Executive Officer
Barentsz Capital Ltd
Room 903, 9/F.
Singga Commercial Centre
144-151 Connaught Road West
Sai Ying Pun, Hong Kong

       Re: Barentsz Capital Ltd
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted August 11, 2025
           CIK No. 0002074160
Dear Wei Xiao:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submissions on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 30, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1
Cover Page

1. We note your disclosure in response to prior comment 2 that legal and operational risks associated with operating in China "may" apply to operations in Hong Kong.
       Please revise your disclosure here and throughout the registration statement to affirmatively state that that legal and operational risks associated with operating in
       China also apply to operations in Hong Kong.
 September 4, 2025
Page 2

Prospectus Summary
Summary of Risk Factors
Risks Relating to Doing Business in the Jurisdictions in which We Operate..., page 7

2. We note your amended disclosure in the risk factors in response to prior comment 7.
       Please make similar changes in the prospectus summary to disclose each permission or approval that you or your subsidiary are required to obtain from Hong Kong and
       Chinese authorities to operate your business and to offer the securities being registered to foreign investors, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiary (i) do not receive or maintain such permissions or approvals, (ii)
       inadvertently conclude that such permissions or approvals are not required, or (iii)
       applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Please also indicate, if true, as you do on the cover page, that you relied on the opinion of your PRC counsel, Jiangsu Junjin
       Law Firm, with respect to your conclusions.
       Please contact Abe Friedman at 202-551-8298 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Taylor Beech at 202-551-4515 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Erik Mengwall